AMENDMENT TO
SECOND AMENDED AND RESTATED BYLAWS
OF
VOCUS, INC.

The Second Amended and Restated Bylaws (the “Bylaws”) of Vocus, Inc., a Delaware corporation (the “Corporation”), are hereby amended, pursuant to action duly taken by the board of directors of the Corporation on the date hereof, by adding the following new paragraph as a new Section 11 of Article VI of the Bylaws:

“Section 11. Exclusive Forum for Certain Actions and Proceedings. Unless the Corporation consents in writing to the selection of an alternative judicial forum, the sole and exclusive judicial forum for any and all (i) derivative action(s) or proceeding(s) brought on behalf of the Corporation, (ii) any action asserting or alleging a breach of fiduciary duty owed by any director or officer of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action asserting or alleging any claim against the Corporation or against any director, officer or employee of the Corporation arising pursuant to or involving any interpretation of any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or By-laws (as any of the foregoing may be amended and in effect from time to time), or (iv) any action asserting or alleging any claim against the Corporation or against any director, officer or employee of the Corporation governed by or involving the internal affairs doctrine, shall in each such instance, be a state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction over any such case or proceeding, the U.S. federal district for the District of Delaware. Without limiting any of the foregoing, nothing contained in this Section 11 is intended to limit, determine or address the merits or substance of any action or proceeding (including, whether any action or proceeding should be commenced or maintained against the Corporation or against any of the Corporation’s directors, officers or employees, or whether any particular type or form of remedy or relief should be sought or is available against the Corporation or against any of its directors, officers or employees), but instead, the provisions of this Section 11 are solely procedural in nature and govern only the exclusive location, forum and venue for the commencement of actions and proceedings expressly enumerated in clauses (i) through (iv) of the immediately preceding sentence.”

Except as hereby amended, the Bylaws shall remain the same.

Adopted: August 28, 2013